UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
National Coal Corp.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
632381-20-8

(CUSIP Number)
Jeff Brattain
Centaurus Energy Master Fund, LP
3050 Post Oak Blvd., Suite 850
Houston, Texas 77056
Tel. No.: (832) 615-8653

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 7, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 2 of 7 Pages
AMENDMENT NO. 5 TO SCHEDULE 13D
     This Amendment No. 5 to Schedule 13D is being filed by: Centaurus Energy Master Fund LP (the “Fund”); Centaurus Energy, LP (“CE LP”), as a general partner of the Fund; Centaurus Energy QP, LP (“CE QP LP”), as a general partner of the Fund; Centaurus Energy Partners, LP (“CEP”), as the general partner of each of CE LP and CE QP LP; Centaurus Advisors, LLC, as the general partner of CEP (“Centaurus Advisors”); and John D. Arnold, as the sole and managing member of Centaurus Advisors, in each case relating to the acquisition by the Fund of additional 10.5% senior secured notes due 2010 of National Coal Corp., a Florida corporation (the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on September 5, 2008, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on September 11, 2008, Amendment No. 2 filed with the Securities and Exchange Commission on September 18, 2008, Amendment No. 3 filed with the Securities and Exchange Commission on October 14, 2008 and Amendment No. 4 filed with the Securities and Exchange Commission on November 4, 2008 (as so amended, the “13D”).
Item 4. Purpose of Transaction
     Item 4 of the 13D is amended by adding the following:
     On November 7, 2008, the Fund entered into an open market trade to acquire an additional $4,000,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010 for an aggregate consideration of $3,852,666.67, including accrued interest, although such trade has not yet settled.
     After settlement of such trade, the Fund will own $30,300,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010. Such ownership represents approximately 72% of the 10.5% senior secured notes outstanding, based on the $42,000,000 principal amount outstanding as of June 30, 2008 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008. As of the date of the filing of this Amendment No. 5, the Fund continues to believe that the Issuer’s 10.5% senior secured notes represent a good economic investment for the Fund, particularly given the 10.5% interest rate and the underlying assets of the Issuer. The Fund also believes that having such an aggregate investment in the notes may benefit the Fund in the future, as the Fund may then be in a position to exert some influence on the Issuer if the Issuer were to need consent of the holders of such notes for any reason. Certain actions under the indenture governing the notes require the consent of holders of notes constituting 66 2/3% of the then outstanding aggregate principal amount of notes. As previously stated, the Fund may acquire additional securities of the Issuer, or dispose of all or a portion of the securities of the Issuer held by the Fund.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the 13D is amended by adding the following:
     On November 7, 2008, the Fund entered into an open market trade to acquire an additional $4,000,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010 for an aggregate consideration of $3,852,666.67, including accrued interest, although such trade has not yet settled.
     After settlement of such trade, the Fund will own $30,300,000 in aggregate principal amount of the Issuer’s 10.5% senior secured notes due 2010. Such ownership represents approximately 72% of the 10.5% senior secured notes outstanding, based on the $42,000,000 principal amount outstanding as of June 30, 2008 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008. Certain actions under the indenture governing the notes require the consent of holders of notes constituting 66 2/3% of the then outstanding aggregate principal amount of notes. As previously stated, the Fund may acquire additional securities of the Issuer, or dispose of all or a portion of the securities of the Issuer held by the Fund.
Item 7. Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Statement (filed herewith).

Page 3 of 7 Pages
Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 12, 2008

CENTAURUS ENERGY MASTER FUND, LP

By:	Centaurus Energy, LP, General Partner
By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

By:	Centaurus Energy QP, LP, General Partner
By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

CENTAURUS ENERGY L.P.

By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

CENTAURUS ENERGY QP, L.P.

By:	Centaurus Energy Partners, LP, General Partner
By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

Page 4 of 7 Pages

CENTAURUS ENERGY PARTNERS, LP

By:	Centaurus Advisors, LLC, General Partner

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

CENTAURUS ADVISORS, LLC

By:	*[see signature below]

Name:	John D. Arnold
Title:	Manager

JOHN D. ARNOLD, individually and in each of the respective capacities set forth above
/s/ John D. Arnold

Page 5 of 7 Pages
EXHIBIT INDEX

Exhibit 99.1	Joint Filing Statement (filed herewith).